December 13, 2021

VIA EDGAR TRANSMISSION

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 5, 2021
File No. 000-15057

Ladies and Gentlemen:

The following is the response of P.A.M. Transportation Services, Inc. (“P.A.M.” or the “Company”) to the comments contained in the letter from the Office of Energy & Transportation (the “Staff”) to Mr. Allen W. West, dated November 30, 2021. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the headings contained in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Selected Financial Data, page 21

1.	We note you represent the metrics “average revenue, before fuel surcharge per truck per day” and “average revenue, before fuel surcharge per loaded mile” in your table of selected financial data. Please clearly disclose how these measures are calculated. To the extent that the method of calculation has changed from the prior period, please also disclose the change in methods, describe the underlying reasons for the change in calculation and quantify the impacts the change would have had on amounts previously reports. Refer to SEC Release 33-10751.

Response:

The Company acknowledges the Staff’s comment and will revise its future filings to clearly disclose how the referenced measures are calculated, to the extent such measures are included in the Company’s future filings. In the event of any change in the method of calculating such measures, the Company will include the additional disclosures referenced in the Staff’s comment.

If you have any questions or require further information, please do not hesitate to contact me at (479) 361-5409.

Sincerely,

/s/ Allen W. West

Allen W. West

Chief Financial Officer

cc:	Via E-mail
Courtney C. Crouch, III, Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

Jason M. Butler, Partner
Grant Thornton